December 5, 2008
VIA EDGAR AND FAX
Mr. Stephen Krikorian
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Local.com Corporation Form 10-K for the Fiscal Year ended December 31, 2007 filed on March 10, 2008, File No. 000-50989
Dear Mr. Krikorian:
     On behalf of Local.com Corporation (the “Company”), attached is the Company’s response to your comments in your letter of November 5, 2008, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2007 (File No. 000-50989) filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2008. For your convenience, the italicized comments have been reproduced below from your letter in their entirety.
Form 10-K for the Fiscal Year ended December 31, 2007
Facing Page
1.	We note your disclosure on the facing page that the aggregate market value of voting and non-voting common equity held by non-affiliates was approximately $95,291,908 based on the last reported sale price of your common stock on June 30, 2007 as reported by Nasdaq Capital Market. In light of your market value, tell us how you determined that you are a non-accelerated filer rather than an accelerated filer pursuant to the definitions contained in Rule 12b-2 of Regulation 12B for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q’s.
     RESPONSE:
We determined that we are a non-accelerated filer based on our market value on June 30, 2007 by multiplying the last reported sale price of our common stock on June 29, 2007 (June 30, 2007 was a Saturday) of $6.92 by the number of shares of voting and non-voting common equity held by non-affiliates on June 30, 2007 of 9,168,518 (total shares outstanding at June 30, 2007 or 9,408,884 as reporting in our Form 10-Q for the quarter ended June 30, 2007, filed on August 7, 2007, less 240,366 shares held by affiliates). The result of this calculation was an aggregate market value of $63,446,144.56. Since this amount is less than the $75 million requirement for classification as an accelerated filer, we determined that we were a non-accelerated filer for our Form 10-K for the year ended December 31, 2007 and subsequent Form 10-Q’s.
We do recognize that the amount reported on our Form 10-K for the year ended December 31, 2007 was incorrectly reported as $95,291,908. This amount was calculated using the last reported sale price of our common stock on June 29, 2007 of $6.92 by the number of shares of voting and non-voting common equity held by non-affiliates on December 31, 2007 of 13,770,507. As a result, the market value was incorrectly reported but we were a non-accelerated filer.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 22
2.	We note your disclosure on page F-11 that 92% of traffic on your Local.com web site was acquired from other search engine web sites, and 80% and 90% of your traffic acquisition costs were paid to Google, Inc. during the years ended December 31, 2007 and 2006, respectively. You disclose your major customers on page 23 that represented greater than 10% of your total revenue during 2007 and 2006, of which Google, Inc. is not included. In light of your overall significant traffic acquisition costs, and specifically the majority of the amounts to Google, Inc., please tell us and disclose in your results of operation to allow your readers to understand why the significant traffic acquisition costs to Google, Inc. does not result in significant revenues from Google, Inc.
RESPONSE:
As we disclose on page F-11 of our Form 10-K for the year ended December 31, 2007, under the heading, “Traffic acquisition cost:”
“The Company advertises on other search engine web sites, primarily google.com, but also yahoo.com, msn.com and ask.com, by bidding on certain keywords it believes will drive traffic to its Local.com web site.”
Traffic acquisition costs (TAC) is advertising costs to bring users (traffic) to our Local.com web site.
As we disclose on page 20 of our Form 10-K for the year ended December 31, 2007, under the heading, “Sources of Revenue:”

“We generate revenue primarily from click-throughs on the sponsored listings provided by our Advertiser Network. We also generate revenue from the display of a banner advertisement and the fulfillment of a subscription listing obligation. We enter into a contractual arrangement to distribute sponsored listings and banners from an advertiser or an Advertiser Network partner. The advertisers provide sponsored listings along with bid prices (what the advertisers are willing to pay for each click-through on those listings) to us. These sponsored listings and banners are then included as search results that we distribute in response to keyword searches performed by consumers on our web site.”
TAC and Sources of revenue (sponsored listings provided by our Advertiser Network) are two different things. We pay Google as a vendor to advertise on their web site, which we have termed TAC. Once a click through is made on Google’s website to our Local.com website, we incur a liability to Google. There is no further involvement or obligation between us and Google after this event. We do not receive significant revenues from Google since they do not supply us with advertisers for our Local.com web site and as a result we do not generate revenue from them.
We believe our disclosures in our Results of Operations are sufficient for a reader to understand the nature of our TAC.
Liquidity and Capital Resources, page 27
3.	We note that your discussion of cash flows from operating activities is limited to a statement that the decrease in cash used in operations was due to a lower operating loss. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statement. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q’s for the quarters ended March 31, 20008 and June 30, 2008.
RESPONSE:
Section IV.B.1 of SEC Release 33-8350 states that “When preparing the discussion and analysis of operating cash flows, companies should address material changes in the underlying drivers (e.g. cash receipts from the sale of goods and service and cash payments to acquire materials for manufacture or goods for resale), rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.”
For the year ended December 31, 2007 and subsequent quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, we did not have any material changes in the underlying cash flow drivers. Our accounts payable and accounts receivable terms have remained the same. Our increase in accounts receivable is due to our increase in revenue which we outline in “Results of Operation.” Our increase accounts payable is due to our increases in traffic acquisition costs also disclosed in “Results of Operations.” We believed restating these facts under “Liquidity and Capital Resources” would be redundant and not useful to a reader of the financial statements as they are purely volume driven. We believe our disclosure is adequate since the main cause of our improvement in cash used in operations is an improvement in net income after adjusting net income for non-cash (reconciling) items of which the improvements in the components of net income are disclosed in “Results of Operations.” There were no other significant items affecting cash flows from operations.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31
4.	We note your evaluation of disclosure controls and procedures, but that you do not disclose the conclusion reached by your certifying officers regarding their determination that your disclosure controls and procedures are effective or ineffective pursuant to the requirement of Item 307 of Regulation S-K.

Therefore, please amend your Form 10-K to provide the conclusions reached by your chief executive officer and your chief financial offer [sic] on the effectiveness of your disclosure controls and procedures. We also note that you did not provide the conclusions reached by your chief executive officer and your chief financial offer [sic] on the effectiveness of your disclosure controls and procedures for the quarters ended March 31, 2008 and June 30, 2008. Therefore, also amend your Form 10-Q’s for the quarters ended March 31, 2008 and June 30, 2008.

In light of your omittance of the conclusions reached by your certifying officers in your evaluation of disclosure controls and procedures, for the year ended December 31, 2007 and quarterly periods ended March 31, 2008 and June 30, 2008, tell us the impact that this will have on your conclusions of effectiveness.
RESPONSE:

On page 31 of our Form 10-K for the year ended December 31, 2007, under Item 9A(T). Controls and Procedures, Management’s Report on Internal Control over Financial Reporting, paragraph two we state the following:
“Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.”
We also make similar disclosures in our Form 10-Q’s for the quarters ended March 31, 2008 and June 30, 2008 (and September 30, 2008) under the same heading: Management’s Report on Internal Control over Financial Reporting.
We believe that the management conclusion regarding internal control over financial reporting, when read in the entire context of the section refers to management’s conclusion over disclosure controls and procedures as well as financial reporting. We continue to believe that our disclosure controls and procedures are effective. The omittance of the conclusion about the effectiveness of disclosure controls and procedures was an issue of interpretation of Item 307 of Regulation S-K rather than an issue of not disclosing information required to be disclosed on Form 10-K and Form 10-Q. In future filings, in order to avoid any confusion, we will include separate statements about management’s conclusion regarding internal controls and procedures as well as financial reporting.
We are a smaller public reporting with one location. Our management, including our principal executive and principle financial officers, interacts on a daily basis. Given the number of employees and our single location, we believe that it is unlikely that material event would not be properly disclosed to the Commission. As a result, we believe our disclosure controls and procedures are designed to record, process, summarize and report any events that would require disclosure under Exchange Act Rule 13a-15(e).
5.	We note your statement that “no matter how well designed and operated, [controls and procedures] can provide only reasonable assurance of achieving the desired control objectives.” If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rlues/final/33-8238.htm>.

RESPONSE:
We believe we have adequately disclosed the level of assurance as outlined in Section II.F.4 of the Final Rule Release 33-8238. As noted in the Rule, “If management decides to include a discussion of reasonable assurance in the internal control report, the discussion must be presented in a manner that neither makes the disclosure in the report confusing nor renders management’s assessment concerning the effectiveness of the company’s internal control over financial reporting unclear.” Although our statements on the effectiveness of internal control and the level of assurance are in not in the same paragraph, we believe they can be determined in context by a reader reviewing this section, and our level of assurance and conclusion is not unclear or confusing. In future filings, in order to avoid any confusion, we will include specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level.
Consolidated Statements of Operations, page F-4
6.	We note your disclosure on page 6 that your traffic acquisition costs were $13.7 million for the year ended December 31, 2007. You further disclose on page F-11 under traffic acquisition costs that approximately 92% of the traffic on your Local.com web site was acquired from other search engine web sites. Please tell us your considerations for recording traffic acquisition costs as a cost of revenue rather than as a part of sales and marketing.
RESPONSE:
We do not classify traffic acquisition costs (TAC) as a cost of revenue. We classify them as a part of sales and marketing and disclose this on page F-11 under the heading “Traffic acquisition cost” as follows:
“The Company advertises on other search engine web sites, primarily google.com, but also yahoo.com, msn.com and ask.com, by bidding on certain keywords it believes will drive traffic to its Local.com web site. During the year ended December 31, 2007, approximately 92% of the traffic on our Local.com web site was acquired from other search engine web sites. During the year ended December 31, 2007, traffic acquisition costs (TAC) were $13.7 million of which $10.9 million was paid to Google, Inc and such amounts are included in sales and marketing in accompanying consolidated statements of operations. During the year ended December 31, 2006, traffic acquisition costs (TAC) were $7.7 million of which $6.9 million was paid to Google, Inc and such amounts are included in sales and marketing in accompanying consolidated statements of operations.”

Notes to Consolidated Financial Statements
1. Nature of operations and summary of significant accounting policies
Goodwill and other intangible assets, page F-9
7.	We note your reference to “an independent appraiser” on page F-9. Tell us more about the nature and extent of any independent valuation firm’s involvement with your filing.
RESPONSE:
As we responded in our October 4, 2006 reply to your comment letter dated September 20, 2006: “For goodwill, the Company engages an independent appraiser to assist management in the determination of the fair value of its reporting unit and compares the resulting fair value to the carrying value of the reporting unit to determine if there is goodwill impairment.”
The role of the independent appraiser is limited to providing estimates of the fair value of goodwill based on appropriate and accepted appraisal techniques based on assumptions provided by management. Their analysis was performed under the American Society of Appraisers’ (“ASA”) Code of Ethics and Business Valuation Standard for “Limited Appraisal” [ASA Business Valuation Standards BVS-I (paragraph II.B.2)].
Revenue recognition, page F-10
8.	We have reviewed your revenue recognition policy and have the following comments:
•	We note your use of arrangements with those in your Advertiser Network, which includes your direct advertisers and indirect advertisers from other paid-search and directory companies. Please expand your revenue recognition policy to discuss your considerations of EITF 01-9 and 02-16 on your arrangements.

•	Please expand your revenue recognition policy to disclose the impact of EITF 99-19 on the revenues derived from your arrangements that involve traffic acquisition arrangements.

•	You disclose on page 2 that you generate revenue from monthly fee arrangements and display advertising (banners). Expand your policy to further discuss your recognition of revenue for your display advertising. For example, disclose when you deem the service to be delivered, the general terms of these arrangements, including if your advertisers have the ability to terminate the arrangements, clarify if these advertising agreements may involve multiple element arrangements, and your billing methods to your advertisers

•	In our prior comment 4 in our letter dated August 10, 2006, we asked you to disclose in future filings, your revenue recognition policy from licensing LocalConnect to directory web sites and newspaper publishers. It does not appear that your policy on page 21 includes these licensing arrangements. We note your disclosure on page 3 that, “it is [y]our objective to continue to offer directory web sites, newspaper publishers and city guides serving local markets a growing range of advertising services that are integrated into [y]out LocalConnect platform”. Please expand your revenue recognition policy to include licensing arrangements involving your LocalConnect platform.
RESPONSE:
1.	Neither EITF 01-9 nor 02-16 apply to our arrangements with our Advertising Network partners. We do not resell any products or services from our Advertiser Network. Our customer is the Advertiser Network partner. They are buying “clicks” from us as we “advertise” their product or service.

2.	EITF 99-19 does not apply to us since our arrangements do not involve traffic acquisition arrangements. As we noted in our response to Comment 6 above, traffic acquisition is our advertising on various web sites to bring traffic to our Local.com web site. Our arrangement with our Advertising Network partners is to sell them clicks-throughs for their advertisers.

3.	We discuss revenue recognition for display advertising (banner) and monthly fee arrangements (subscription listing obligations on page F-10 of our Form 10-K for the year ended December 31, 2007, under the heading “Revenue recognition” as follows:

“Revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company’s fees is probable. The Company generates revenue when it is realizable and earned, as evidenced by click-throughs occurring on advertisers’ sponsored listings, the display of a banner advertisement or the fulfillment of subscription listing obligations. Management believes all four revenue recognition criteria are met as a result of each click-through, display of a banner advertisement or the fulfillment of subscription listing obligation (monthly). The Company enters into a contractual arrangement to distribute sponsored listings and banners from an advertiser or an Advertiser Network partner. The advertisers provide sponsored listings along with bid prices (what the advertisers are willing to pay for each click-through on those listings) to the Company. These sponsored listings and banners are then included as search results that the Company distributes in response to keyword searches performed by consumers on the Company’s web site. Depending on the source of the advertiser, the Company recognizes an applicable portion of the bid price for each click-through the Company delivers on advertisers’ sponsored listings. Revenue is recognized when earned based on click-through activity to the extent that collection is reasonably assured from credit worthy direct advertisers and Advertiser Network partners.”

We believe our disclosure is sufficient because it addresses the pertinent items in our arrangements with our customers. For additional information please see our Risk Factor titled “We rely on our Advertiser Network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business” which appears in “Item 1A. Risk Factors” on page 8 of our Form 10-K for the year ended December 31, 2007.

4.	We launched our LocalConnect product in 2005. At that time, we believed that licensing our platform to directory and newspaper publishers would be the best revenue model. As the market for our product developed we determined that licensing our platform was not the ideal revenue model to maximize profit. In 2007, we acquired and adopted the revenue model of PremierGuide, Inc. The new revenue was a Pay-Per-Click (PPC) model similar to the revenue model we utilize on our Local.com web site. Since our acquisition of PremierGuide in mid-2007 we have transitioned our customers from the licensing model to the PPC model. During the year ended December 31, 2007, licensing revenue accounted for only 8.1% of our total revenue. Since we did not believe license revenue to be material and we already disclosed our revenue recognition policy for PPC revenue we did not believe an additional revenue recognition policy for LocalConnect was warranted.
8. Operating segment information, page F-23
9.	We note you generate revenue each time an Internet user initiates a search on their own Local.com web site or on your Distribution Network and clicks-through on a sponsored listing from your Advertiser Network. In addition, we note you generate revenue from display advertising (banners) and licensing your LocalConnect platform to directory web sites, newspaper publishers and city guides. As such, it appears that you provide three types of services to generate revenue. Please tell us your considerations of Paragraph 37 of SFAS 131 to disclose revenues from external customers for each product and service.
RESPONSE:

Paragraph 37 of SFAS 131 states that: “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”
As we disclose on page F-23, Footnote 8. Operating segment information, in our Form 10-K for the year ended December 31, 2007, and also as responded to the Commission in our October 4, 2006 response to the Commission letter dated September 20, 2006, we have one reporting segment: paid-search. We aggregate “click-through” revenue with display advertising (banners) and licensing revenue (LocalConnect) since we consider them similar products (paid search). The only difference is the source or type of customer; however, they are buying similar services (paid search) from us.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.
Respectfully submitted,
/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer